EXHIBIT 12.1

KILROY REALTY CORPORATION

Statement of Computation of Consolidated Ratio of Earnings to Combined Fixed Charges

and Preferred Dividends

(in thousands, except ratios)

	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before minority interest	$51,323	$48,281	$48,020	$4,838	$32,994
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	40,366	37,502	43,541	38,956	33,678
Capitalized interest and loan costs	15,997	18,068	11,309	8,880	7,707
Estimate of interest within rental expense	871	871	871	871	871
Distributions on Cumulative Redeemable Preferred units	5,588	5,588	5,588	5,588	9,579

Fixed Charges	62,822	62,029	61,309	54,295	51,835
Plus: Amortization of capitalized interest(1)	3,598	3,111	2,691	2,403	2,166
Less: Capitalized interest and loan costs	(15,997)	(18,068)	(11,309)	(8,880)	(7,707)
Less: Distributions on Cumulative Redeemable Preferred units	(5,588)	(5,588)	(5,588)	(5,588)	(9,579)

Earnings	$96,158	$89,765	$95,123	$47,068	$69,709

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	62,822	62,029	61,309	54,295	51,835
Preferred Dividends	9,608	9,608	9,608	9,608	3,553

Combined Fixed Charges and Preferred Dividends	$72,430	$71,637	$70,917	$63,903	$55,388

Consolidated ratio of earnings to combined fixed charges and preferred dividends	1.33x	1.25x	1.34x	0.74x	1.26x

Deficiency				$16,835

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of minority interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units. For the year ended December 31, 2008, our earnings were adequate to cover combined fixed charges and preferred dividends.